Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2020 Results

BEIJING, China, February 17, 2021 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced unaudited financial results1 for the quarter and fiscal year ended December 31, 2020.

“Baidu ended 2020 on a solid note with our business benefiting from improving macroeconomic environment and the digitalization of industrial Internet. Our focus on innovation through technology is paying off with Baidu Core non-marketing revenue growing 52% year over year in the fourth quarter,” said Robin Li, Co-founder and CEO of Baidu. “As we enter 2021, Baidu is well positioned as a leading AI company with strong Internet foundation to seize the huge market opportunities in cloud services, autonomous driving, smart transportation, and other AI opportunities. We also hope to capitalize on our huge Internet reach with more non-marketing services.”

“Baidu revenue reached US$16.4 billion with adjusted EBITDA reaching US$4.2 billion in 2020. Despite an unprecedented year, our business returned to growth and our profits were solid in the fourth quarter,” said Herman Yu, CFO of Baidu. “Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases. For example, Baidu AI cloud differentiating with AI solutions grew 67% year over year in Q4, reaching an annualized run rate of US$2.0 billion. We will continue to invest heavily in technology to optimize Baidu’s long-term growth and pursue our mission to make the world simpler through technology.”

Fourth Quarter and Fiscal Year 2020 Financial Highlights

	Baidu, Inc.
(In millions except per	Q4	Q3	Q4			FY	FY
ADS, unaudited)	2019	2020	2020		YOY	2019	2020		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	28,884	28,232	30,263	4,638	5%	107,413	107,074	16,410	(0%)
Operating income	4,655	6,156	4,977	763	7%	6,307	14,340	2,198	127%
Operating income (non-GAAP) [2]	6,753	7,636	7,055	1,081	4%	12,800	21,732	3,331	70%
Net income to Baidu	6,345	13,678	5,174	794	(18%)	2,057	22,472	3,444	992%
Net income to Baidu (non-GAAP) [2]	9,193	6,988	6,868	1,053	(25%)	18,182	22,020	3,375	21%
Diluted earnings per ADS	18.25	39.79	15.05	2.31	(18%)	5.60	64.98	9.96	1060%
Diluted earnings per ADS (non-GAAP) [2]	26.54	20.35	20.08	3.08	(24%)	52.04	63.93	9.80	23%
Adjusted EBITDA [2]	8,175	9,073	8,564	1,312	5%	18,416	27,503	4,215	49%
Adjusted EBITDA margin	28%	32%	28%	28%		17%	26%	26%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.5250 as of December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

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	Baidu Core
	Q4	Q3	Q4			FY	FY
(In millions, unaudited)	2019	2020	2020		YOY	2019	2020		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	21,711	21,379	23,111	3,542	6%	79,711	78,684	12,059	(1%)
Operating income	6,870	7,404	6,320	969	(8%)	15,261	20,538	3,148	35%
Operating income (non-GAAP) [2]	8,492	8,505	8,031	1,231	(5%)	20,311	26,366	4,041	30%
Net income to Baidu Core	7,433	14,368	6,036	925	(19%)	7,580	26,524	4,065	250%
Net income to Baidu Core (non-GAAP) [2]	9,950	7,486	7,533	1,154	(24%)	22,824	25,192	3,861	10%
Adjusted EBITDA[2]	9,788	9,822	9,422	1,444	(4%)	25,451	31,656	4,851	24%
Adjusted EBITDA margin	45%	46%	41%	41%		32%	40%	40%

Other Highlights

Corporate

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The developer community on Baidu Open AI Platform has reached 2.65 million, making it the largest among Chinese Companies, based on a commissioned research. Having a large developer community helps Baidu improve our AI capabilities and better understand the AI usage trend for the industries that Baidu serves.

•	Baidu holds the largest portfolio of AI patents and patent applications in China, according to CICS-CERT, a research arm of the Ministry of Industry and Information Technology.

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Baidu recently released four series of ESG report, detailing its policy on anti-corruption, non-discrimination, privacy protection, data security, talent empowerment and low carbon emission commitment (for more information, please see http://esg.baidu.com/en/index.html).

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Baidu’s efforts in smart transportation and autonomous driving, including enabling electric vehicles and robotaxis, decrease carbon emission and improve traffic efficiency, road safety and air pollution, which support green energy and environment.

•	Baidu will hold an extraordinary general meeting on March 1, 2021 (for more information, please see https://ir.baidu.com/ir-calendar for more information).

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•

Baidu returned US$581 million to shareholders in Q4 2020, increasing the 2020 share repurchase to US$1.9 billion, compared to US$0.7 billion in 2019. In December, the Company upsized its 2020 Share Repurchase Program to US$4.5 billion, of which US$2.8 billion remains available for repurchase through December 31, 2022.

AI Cloud

•	Baidu has been ranked No. 1 in China’s AI public cloud market, according to the latest IDC report for 1H 2020, marking the third time that Baidu has topped the list.

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Baidu AI call center solution, powered by Baidu Brain to handle large-scale customer calls with conversational AI, is becoming an industry standard to improve call service quality and operational efficiency. Its first key customer, a major telecom operator, has made two repeat purchases of the AI solution, and the AI solution is being adopted by customers across multiple industries, including airline, financial services, energy and automobile.

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Baidu has completed Phase I of the smart transportation project in Guangzhou, which includes the deployment of Apollo V2X smart road infrastructure and Apollo Mobility as a Service (MaaS). The smart transportation project covers 102 intersections in the Huangpu district of Guangzhou, and commercial vehicles entering the vicinity are installing DuerOS powered rearview mirrors, to enable traffic violation enforcement, even if the license plate of a violating vehicle is covered by mud. Apollo MaaS allows local commuters to order Apollo robotaxi and robobus from Baidu App and Baidu Maps (as public transportation) and enables traffic authorities to monitor and prioritize the city’s transport services.

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Apollo’s strategic partnerships in smart transportation with Beijing, Guangzhou, Shanghai and Chongqing, to name a few, are becoming an important milestone for modern cities, serving as the “transportation brain” to enable traffic authorities to better manage and improve traffic efficiency, road safety and air pollution.

•	At the 2020 Annual ABC Summit, Baidu announced its plan to begin mass production of Kunlun II AI chip later this year, for use in search, industrial AI and smart transportation.

Intelligent Driving

•	Apollo robotaxi and robobus fleets have serviced over 210,000 rides as of December 2020.

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Baidu receives the first driverless testing permit in China and becomes the first Chinese company to receive driverless testing permit both in California and China, bringing Apollo’s total autonomous driving licenses in China to 199, reflecting the geographic reach of Apollo’s testing scenarios.

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Apollo has been named the top Chinese autonomous driving company, leading its peers across all testing categories for the third consecutive year, according to the 2020 Beijing Autonomous Vehicles Road Test Report.

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Apollo Self Driving (ASD) is gaining momentum, having signed strategic partnerships with 10 leading local and multinational automakers on services, such as high definition (HD) Maps and automated valet parking (AVP), to power their new passenger vehicles. Apollo autonomous navigation pilot (ANP) has recently began accepting orders, which comes timely with MIIT, China’s transportation agency, recently releasing draft regulation to allow highway testing of autonomous driving.

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•

Baidu plans to form an electric vehicle company and use its intelligent driving capabilities to power next generation passenger vehicles. Baidu has entered into a strategic partnership with leading automaker Zhejiang Geely Holding Group, owner of the Volvo and Geely Auto brands, to contribute its expertise in automobile design and manufacturing.

Smart Assistant

•	DuerOS monthly voice queries reached 6.2 billion and voice queries on Xiaodu devices reached 3.7 billion in December 2020, up 66% year over year.

•	DuerOS skills store now offers over 4,400 skills in wide ranging genres, and its developer community has reached 47,000.

•	Xiaodu Smart Display ranked No.1 in smart display shipments globally in Q3 2020, according to market research firms IDC, Strategy Analytics and Canalys.

Mobile Ecosystem

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Baidu has strengthened its strong Internet foundation with Baidu App monthly active users (MAUs) reaching 544 million and daily logged in users reaching over 70%, up 18 points from a year ago, in December 2020.

•	Baidu’s AI building blocks are helping creators, publishers and service providers better engage with users and perform user life-time management:

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BJH publisher accounts grew 48% to reached 3.8 million and creators on BJH almost tripled from a year ago. Average daily live streaming sessions on knowledge-centric topics grew 3.5 folds sequentially in December 2020;

•	Smart Mini Program MAUs reached 414 million, while the number of SMPs grew 124% year over year in December 2020; and

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Revenue from Managed Page reached 1/3 of Baidu Core’s online marketing revenue, up from under 24% a year ago. Over 300,000 Managed Page customers have adopted Baidu marketing cloud, to improve user engagement and conversion.

iQIYI

•	iQIYI subscribers reached 101.7 million in December 2020, further strengthening iQIYI’s foundation to produce entertainment blockbuster originals.

Fourth Quarter 2020 Results

Total revenues reached RMB 30.3 billion ($4.64 billion), increasing 5% year over year.

Revenue from Baidu Core reached RMB 23.1 billion ($3.54 billion), increasing 6% year over year. Online marketing revenue from Baidu Core was RMB 18.9 billion ($2.90 billion), flat from last year. Non-marketing revenue from Baidu Core reached RMB 4.2 billion ($645 million), increasing 52% year over year, driven by cloud and other services.

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Revenue from iQIYI reached RMB 7.5 billion ($1.14 billion), decreasing 1% year over year.

Cost of revenues was RMB 14.5 billion ($2.23 billion), decreasing 6% year over year, primarily due to a decrease in content costs, traffic acquisition costs, bandwidth costs and the amortization/impairment of intangible assets resulting from business combinations, partially offset by an increase in cost of goods sold.

Selling, general and administrative expenses were RMB 5.1 billion ($780 million), increasing 29% year over year, primarily due to an increase in promotional expense.

Research and development expense was RMB 5.7 billion ($869 million), increasing 19% year over year, primarily due to an increase in personnel related expense.

Operating income was RMB 5.0 billion ($763 million). Baidu Core operating income was RMB 6.3 billion ($969 million), and Baidu Core operating margin was 27%. Non-GAAP operating income was RMB 7.1 billion ($1.08 billion). Non-GAAP Baidu Core operating income was RMB 8.0 billion ($1.23 billion), and non-GAAP Baidu Core operating margin was 35%.

Total other income, net was RMB 533 million ($82 million), compared to RMB 699 million last year. Income tax expense was RMB 1.0 billion ($158 million), compared to RMB 304 million last year.

Net income attributable to Baidu was RMB 5.2 billion ($794 million), and diluted earnings per ADS was RMB 15.05 ($2.31). Net income attributable to Baidu Core was RMB 6.0 billion ($925 million), and net margin for Baidu Core was 26%. Non-GAAP net income attributable to Baidu was RMB 6.9 billion ($1.05 billion). Non-GAAP diluted earnings per ADS was RMB 20.08 ($3.08). Non-GAAP net income attributable to Baidu Core was RMB 7.5 billion ($1.15 billion), and non-GAAP net margin for Baidu Core was 33%.

Adjusted EBITDA was RMB 8.6 billion ($1.31 billion) and adjusted EBITDA margin was 28%. Adjusted EBITDA for Baidu Core was RMB 9.4 billion ($1.44 billion) and adjusted EBITDA margin for Baidu Core was 41%.

As of December 31, 2020, cash, cash equivalents, restricted cash and short-term investments were RMB 162.9 billion ($24.97 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 148.6 billion ($22.78 billion). Free cash flow was RMB 3.8 billion ($590 million), and free cash flow excluding iQIYI was RMB 5.4 billion ($827 million).

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For more information on the adoption of ASU 2019-02 beginning January 1, 2020, please see explanation under “Non-GAAP Financial Measures”.

Fiscal Year 2020 Results

Total revenues reached RMB 107.1 billion ($16.41 billion), which was basically flat from last year.

Revenue from Baidu Core reached RMB 78.7 billion ($12.06 billion), decreasing 1% year over year. Online marketing revenue from Baidu Core was RMB 66.3 billion ($10.16 billion), decreasing 5% year over year. Non-marketing revenue from Baidu Core reached RMB 12.4 billion ($1.90 billion), increasing 28% year over year, driven by cloud and other services.

Revenue from iQIYI reached RMB 29.7 billion ($4.55 billion), increasing 2% year over year. iQIYI membership revenue grew 14% year over year, partially offset by online advertising revenue declining 18% year over year.

Cost of revenues were RMB 55.2 billion ($8.45 billion), decreasing 12% year over year, primarily due to a decrease in traffic acquisition costs, content costs, sales tax and surcharges and costs of goods sold.

Selling, general and administrative expenses were RMB 18.1 billion ($2.77 billion), decreasing 9% year over year, primarily due to decreases in promotional expense.

Research and development expenses were RMB 19.5 billion ($2.99 billion), increasing 6% year over year, primarily due to an increase in personnel related expenses.

Operating income was RMB 14.3 billion ($2.20 billion). Baidu Core operating income was RMB 20.5 billion ($3.15 billion), and Baidu Core operating margin was 26%. Non-GAAP operating income was RMB 21.7 billion ($3.33 billion). Non-GAAP Baidu Core operating income was RMB 26.4 billion ($4.04 billion), and non-GAAP Baidu Core operating margin was 34%.

Total other income, net was RMB 8.8 billion ($1.34 billion) for 2020, which included a fair value gain of RMB 11.6 billion from long-term investments. Total other loss, net was of RMB 6.6 billion for 2019, which included a non-cash impairment loss of RMB 8.9 billion from investment in Trip.com.

Income tax expense was RMB 4.1 billion ($623 million), compared to RMB 1.9 billion in 2019.

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Net income attributable to Baidu was RMB 22.5 billion ($3.44 billion), and diluted earnings per ADS was RMB 64.98 ($9.96). Net income attributable to Baidu Core was RMB 26.5 billion ($4.07 billion), and net margin for Baidu Core was 34%. Non-GAAP net income attributable to Baidu was RMB 22.0 billion ($3.38 billion), and non-GAAP diluted earnings per ADS amounted to RMB 63.93 ($9.80). Non-GAAP net income attributable to Baidu Core was RMB 25.2 billion ($3.86 billion), and non-GAAP net margin for Baidu Core was 32%.

Adjusted EBITDA was RMB 27.5 billion ($4.22 billion) and adjusted EBITDA margin was 26%. Adjusted EBITDA to Baidu Core was RMB 31.7 billion ($4.85 billion) and adjusted EBITDA margin for Baidu Core was 40%.

Free cash flow was RMB 19.1 billion ($2.93 billion), and free cash flow excluding iQIYI was RMB 24.8 billion ($3.80 billion).

Financial Guidance

For the first quarter of 2021, Baidu expects revenues to be between RMB 26.0 billion ($4.0 billion) and RMB 28.5 billion ($4.4 billion), representing a growth rate of 15% to 26% year over year, which assumes that Baidu Core revenue will grow between 26% and 39% year over year. This guidance does not include potential contribution from the acquisition of YY Live.

The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainties.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on February 17, 2021, U.S. Eastern Time (9:15 AM on February 18, 2021, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/3599762. It will automatically direct you to the registration page of “Baidu Q4 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “3599762”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

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Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until February 25 2021:

International:	+61 2 8199 0299
Passcode:	3599762

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter of 2021, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

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Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures. In accordance with the new accounting standard, beginning on January 1, 2020, Baidu adopted ASU 2019-02 Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, fiscal 2019 free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as fiscal 2020 and going forward.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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